

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Robert J. Speyer
Chief Executive Officer
TS Innovation Acquisitions Corp.
Rockefeller Center
45 Rockefeller Plaza
New York, New York 10111

      Re: TS Innovation Acquisitions Corp.
          Registration Statement on Form S-4
          Filed March 10, 2021
          File No. 333-254103

Dear Mr. Speyer:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

Registration Statement on Form S-4 Filed March 10, 2021

Information About Latch
Company Overview, page 131

1.   We note your revised disclosure regarding your channel partner arrangements in response to our prior comment 3. Please further revise to explain your relationship with such channel partners and clarify whether these channel partners are employees of the company, as we note that you describe them as your "outsourced sales force." Please disclose the approximate number of channel partners you use and the material terms of the contracts you enter into with such partners, including the duration of the contract and a general range of the fees that you pay to your channel partners. Please also explain what it

means that your channel partners contract "with building owners to own the full scope of installation and service of your smart access products," and whether this means that building owners pay the channel partners directly or whether you continue to receive revenue from such services.

Products and Platform, page 133

2. We note your disclosure in response to our prior comment 6 and reissue our comment in part. Please disclose whether you have entered into any agreements with Jasco, Leviton, or Sonos, and if not, please clarify what it means that you have partnered with such companies. Please also file these agreements and your agreements with Google Nest, Honeywell and ecobee, or tell us why you are not required to do so.

Background of the Business Combination, page 176

3. We note your revised disclosure in response to our prior comment 11 and reissue our comment in part. Please discuss, both here and in the prospectus summary, the potential conflicts of interest related to the approval and negotiation of the transaction posed by Tishman Speyer's equity interest in Latch.

4. We note your revised disclosure in response to our prior comment 12 and reissue our comment in part. Please discuss the reasons you believed Latch was the most attractive target and the factors considered in dismissing the other alternative candidates, including how you first narrowed down to three candidates from eighteen and how you eliminated the remaining two candidates when you decided to pursue Latch.

5. We note your revised disclosure in response to our prior comment 15 and reissue our comment in part. With respect to the material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the earn-out for Latch stockholders, and deferred vesting of the Founder Shares, please revise your disclosure in this section to explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.

6. We note your disclosure that the Board determined the pre-money valuation for Latch was fair and reasonable based, in part, on an internal valuation of Latch conducted by TSIA management that relied on an analysis of comparable companies. Please add more detailed disclosure regarding how this internal valuation was prepared, including the companies compared and the metrics used in the comparison.

Material U.S. Federal Income Tax Consequences, page 216

7. In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Merger Agreement provides that the merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Please also include a tax opinion from counsel as appropriate. Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.

Certain Relationships and Related Party Transactions
Certain Relationships and Related Person Transactions-Latch, page 245

8. Please add disclosure in this section regarding the related party transactions discussed in Note 15 to the Consolidated Financial Statements of Latch.

Exhibits

9. Please revise your legal opinion to remove the statement that the opinion is limited to the Federal laws of the United States and the laws of the State of New York, and that counsel is expressing no opinion as to the effect of the laws of any other jurisdiction, or otherwise include Delaware law in this statement. We note that the company is incorporated in Delaware and counsel's opinion should therefore opine on Delaware law.

10. Please file the agreements governing Latch's revolving line of credit and term loan, or tell us why you do not believe they are required to be filed.

    Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Scott Miller, Esq.